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                            June 10, 2024

       Raul Parra
       Chief Financial Officer and Treasurer
       MERIT MEDICAL SYSTEMS INC
       1600 West Merit Parkway
       South Jordan , Utah 84095

                                                        Re: MERIT MEDICAL
SYSTEMS INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 8-K Filed
February 28, 2024
                                                            Response Letter
Dated May 24, 2024
                                                            File No. 000-18592

       Dear Raul Parra:

              We have reviewed your May 24, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

       Form 8-K Filed February 28, 2024

       Exhibit 99.1

   1. We note your response to our comment letter. Please provide us with a more detailed, specific description
about the nature of the activities performed by the consultants who provided services
related to your Foundations for Growth Program. As part of your detailed description of
the activities performed by the consultants, address why expenses incurred to optimize
your commercial and manufacturing processes are not related to your operations and revenue
generating activities. In addition, explain why your use of
                                                        consultants for certain
capabilities that you did not maintain internally supports the corporate
transformation and restructuring adjustments to your non-GAAP performance measures. In this
regard, Question 100.01 of the Non-GAAP Financial Measures
 Raul Parra
MERIT MEDICAL SYSTEMS INC
June 10, 2024
Page 2
         Compliance and Disclosure Interpretations states, in part, "[w]hen evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP
         adjustment and how it relates to the company   s operations, revenue
generating
         activities, business strategy, industry and regulatory environment." Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738
if you have
questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameRaul Parra
                                                              Division of
Corporation Finance
Comapany NameMERIT MEDICAL SYSTEMS INC
                                                              Office of
Industrial Applications and
June 10, 2024 Page 2                                          Services
FirstName LastName